EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the use in this Registration Statement of Harris Stratex Networks, Inc. on Form S-1 of (1) our reports dated June 14, 2006, relating to the consolidated financial statements and financial statement schedule of Stratex Networks, Inc. and (2) our report dated June 14, 2006, relating to management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in the Registration Statement.
/s/ Deloitte & Touche LLP
San Jose, California
January 24, 2007